EXHIBIT 7.1
AMG Investments, LLC
8500 Station Street
Suite 113
Mentor, Ohio 44060
July 18, 2007

Via Facsimile and Certified Mail Return Receipt Requested
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

Attn:	Terry M. White
Corporate Secretary

Re:	Demand to Examine List of Shareholders of LNB Bancorp, Inc.
Pursuant to Section 1701.37(C) of the Ohio Revised Code
Dear Mr. White:
AMG Investments, LLC is the holder of record of 100 shares of the common stock of LNB Bancorp, Inc., an Ohio corporation (“LNB”), and the beneficial owner of 564,805 additional shares of common stock of LNB. I hereby demand a copy of the list of shareholders of LNB pursuant to the Ohio Revised Code (“ORC”).
ORC Section 1701.37(A) requires all Ohio corporations to maintain a list of shareholders showing each shareholder’s name, address and the number and class of shares issued or transferred of record to or by each such shareholder. Pursuant to Section 1701.37(C) of the ORC, I am entitled to inspect the list of LNB shareholders. I hereby demand to examine the shareholder list for the purpose of obtaining the names, addresses and holdings of other shareholders with whom I may wish to communicate with regarding the affairs of LNB.
Accordingly, please deliver the following information to Kohrman Jackson & Krantz PLL, 1375 East Ninth Street, One Cleveland Center, 20th Floor, Cleveland, Ohio 44114, Attn: Christopher J. Hubbert, Esq.:
•	A list of the record holders of all shares of LNB’s stock as of the most recent practicable date, certified by LNB’s transfer agent, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder;

•	A computer disk containing the record holders of all shares of LNB’s stock as of the most recent practicable date, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder, including any computer processing data that is necessary to access and use the information; and
•	All information in LNB’s possession or control or which can reasonably be obtained from nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of LNB’s shares, including a breakdown of any holdings in the name of CEDE & Co., Kray & Co., Pacific & Co., NCC & Co., Philadep, DLH, NEST and other similar nominees, and any list of non-objecting beneficial owners (NOBO) in LNB’s possession.
I will bear the reasonable costs incurred by LNB in connection with the copying of the above information.
I hereby designate and authorize Kohrman Jackson & Krantz PLL, its employees and any other representative or agent designated by them or me, acting alone or in any combination, to conduct an inspection of the requested list of shareholders.
Please immediately advise Christopher J. Hubbert, Kohrman Jackson & Krantz PLL, phone 216-696-8700, fax 216-621-6536, as to when the shareholder list will be provided.
Sincerely,
AMG Investments, LLC
/s/ Richard M. Osborne
By Richard M. Osborne, Managing Member

cc:	Steven A. Calabrese
Christopher J. Hubbert, Esq.

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